May 10, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	StrikeForce Technologies, Inc. Offering Statement on Form 1-A as Amended File number: 024-11512

Ladies and Gentlemen:

On behalf of StrikeForce Technologies, Inc., a Wyoming corporation, I hereby request qualification of the above-referenced offering statement on Tuesday, May 11, 2021, at the earliest time, or as soon thereafter as is practicable. The Broker cleared its compensation arrangements with FINRA and provided confirmation to the Securities and Exchange Commission through a No Objection letter on FINRA Filing ID 2021-04-27-5644792 on May 7, 2021.

Sincerely,

/s/ Mark Kay

Mark Kay

Chief Executive Officer

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